December 3, 2007

VIA FEDERAL EXPRESS AND EDGAR

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:	United Refining Energy Corp. (File No. 333-144704)

Dear Mr. Reynolds:

On behalf of United Refining Energy Corp. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement of the Company on Form S-1 (the “Registration Statement”) reflecting certain changes in the terms of the transaction. Marked courtesy copies of this filing are being sent via overnight mail to Ronald Alper, Esq.

We wanted to inform you of certain of the changes in Amendment No. 4, which reflect a change in the terms of the offering and which can be summarized as follows:

1.	The number of units being offered has been increased from 25,000,000 to 50,000,000. The aggregate size of the offering has not changed. As a result, the price per unit has been reduced from $20.00 per unit to $10.00 per unit and the exercise price of the warrants included in the units has been reduced from $14.00 per share to $7.00 per share.

2.	The underwriters’ compensation has been modified such that the underwriters shall no longer receive the unit purchase option.

3.	The underwriters’ compensation has been modified such that they will receive 3.5% of the underwriting commissions at the closing of the offering and will defer 3.5% of the underwriting commissions to the consummation of the business combination. Formerly, the underwriters were to receive 4.0% at the closing of the offering and defer 3.0% until the consummation of a business combination.

4.	The amount held in trust will be increased from 98.25% to 99.71%. Accordingly, the amount held in trust will be $9.97 per share.

5.

In the event the over-allotment option is exercised in full, to the extent the funds held in trust are less that $9.97 per share, the first $2,407,500 in interest earned on the trust account (net of taxes payable) will be used to cover such shortfall to bring the amount held in trust for the benefit of the public shareholders to an aggregate of $573,332,500 (9.97 per share).

6.	The Company effected a 2.3-for-one stock dividend on November 30, 2007. As a result, the number of shares held by our existing stockholder has increased from 6,250,000 to 14, 375,000. Our existing stockholder has agreed (which agreement is reflected in the insider letter filed as Exhibit 10.4 to Amendment No. 4) that, to the extent the underwriters do not exercise their over-allotment option in full, it shall forfeit such shares of our common stock as to ensure that its ownership percentage is equal to 20.0% of the outstanding shares of common stock. Accordingly, up to an aggregate of 1,875,000 shares of common stock held by our existing stockholder are subject to forfeiture.

7.	The number of warrants to be purchased by our sponsor in the private placement has been increased from 6,125,000 to 17,250,000 warrants. In addition, the purchase price per warrant has been reduced from $2.00 to $1.00 per warrant. Accordingly, the total proceeds from the private placement shall be $17,250,000. The $1.00 purchase price for warrants in the private placement is standard in offerings of $10.00 units.

8.	On November 30, 2007, we granted our sponsor warrants to purchase an aggregate of 2,500,000 shares of our common stock at a purchase price of $12.50 per share. The sponsors warrants will have the same terms at the private placement warrants, except that such sponsor warrants (i) shall be exercisable at $12.50 per share and (ii) they shall be exercisable for a period of five (5) years.

9.	The redemption threshold has been increased from 30.0% to 40.0%. We have increased the redemption threshold to provide for the fact that there are two possible redemption periods: one if our stockholders are asked to consider extending the period in which we must consummate a business combination from 24 months to 30 months and the second when stockholders are asked to consider the proposed business combination.

Should you have any questions concerning the foregoing responses, please contact me by telephone at (212) 956-5803 or Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

UNITED REFINING ENERGY CORP.

By:	/s/ James E. Murphy
Name: James E. Murphy Title: Chief Financial Officer

cc:	John A. Catsimatidis

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Martin R. Bring, Esq.

Steven M. Skolnick, Esq.

John Kyrakides, CPA

Deutsche Bank Securities Inc.

Maxim Group LLC

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